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                                   UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549
                            ---------------------------

                                  SCHEDULE 14D-1
                    TENDER OFFER STATEMENT PURSUANT TO SECTION
                  14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                           NIHON AMWAY KABUSHIKI KAISHA
                  (Exact name of Issuer as Specified in Charter)

                                AMWAY JAPAN LIMITED
                     (Translation of Issuer's Name in English)

                                 N.A.J. CO., LTD.
                                     (Bidder)

                            COMMON STOCK, NO PAR VALUE

        AMERICAN DEPOSITARY SHARES, EACH REPRESENTING ONE-HALF OF ONE SHARE
            OF COMMON STOCK, EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS
                          (Title of class of securities)

                                   03 234 J 10 0
                              (CUSIP Number of ADSs)
                            ---------------------------

                              CRAIG N. MEURLIN, ESQ.
                     SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                                 AMWAY CORPORATION
                              7575 FULTON STREET EAST
                                ADA, MICHIGAN 49355
                                  (616) 787-6000
            (Name, Address and Telephone Number of Person Authorized to
              Receive Notice and Communications on Behalf of Bidder)

                                     COPY TO:
                              THOMAS C. DANIELS, ESQ.
                            JONES, DAY, REAVIS & POGUE
                                    NORTH POINT
                                901 LAKESIDE AVENUE
                               CLEVELAND, OHIO 44114
                                  (216) 586-3939
                            ---------------------------

                             CALCULATION OF FILING FEE

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            TRANSACTION VALUATION                          AMOUNT OF FILING FEE*
---------------------------------------------------------------------------------------------
               $486,477,721.00                                   $97,294.00
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

 * Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of 34,552,978 shares of common stock, no par value, at Y1490 in cash per share. The exchange rate used to convert the yen purchase price to dollars for purposes of calculating this filing fee was Y105.83 = U.S.$1.00, the exchange rate prevailing on November 16, 1999.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

AMOUNT PREVIOUSLY PAID:                FILING PARTY:

FORM OR REGISTRATION NO.:              DATE FILED:

                         (Continued on following pages)
                               Page 1 of 8 Pages

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                                 SCHEDULE 14D-1

CUSIP No. 03 234 J 10 0                          Page 1 of 8

----------------------------------------------------------------------------------

1       NAME OF REPORTING PERSONS
        N.A.J. CO., LTD.
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
----------------------------------------------------------------------------------

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)     [ ]
                                                                      (b)     [ ]
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3       SEC USE ONLY
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4       SOURCES OF FUNDS
        BK
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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED      [ ]
        PURSUANT TO ITEMS 2(e) or 2(f)
        N/A
----------------------------------------------------------------------------------

6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Japan
----------------------------------------------------------------------------------

7       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        0
----------------------------------------------------------------------------------

8       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES         [ ]
        CERTAIN SHARES
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9       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
        0
----------------------------------------------------------------------------------

10      TYPE OF REPORTING PERSON
        CO

ITEM 1. SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is Amway Japan Limited, and the address of its principal executive office is 7-1 Udagawa-cho, Shibuya-ku, Tokyo 150-0042, Japan.

     (b) This Tender Offer Statement on Schedule 14D-1 relates to a tender offer by N.A.J. Co., Ltd., a joint stock corporation ("kabushiki kaisha") organized under the laws of Japan ("Purchaser"), to purchase all the outstanding shares of the Common Stock, no par value (the "Common Stock"), and American Depositary Shares (the "ADSs" and, together with the Common Stock, the "Shares"), each representing one-half of one share of Common Stock, that are beneficially owned by shareholders (the "Shareholders") of Amway Japan Limited, a joint stock corporation ("kabushiki kaisha") organized under the laws of Japan ("AJL"). The Offer is being made pursuant to the Tender Offer Agreement (the "Agreement"), dated November 15, 1999, among Purchaser, AJL and ALAP Hold Co., Ltd ., a limited partnership organized under the laws of Nevada ("ALAP"). ALAP is the parent of Purchaser and an entity controlled and beneficially owned by the principal shareholders of AJL, along with certain corporations, trusts, foundations and other entities established for the benefit of the principal shareholders and their respective families. The purchase price for each share of Common Stock will be Y1,490 in cash (the "Common Stock Purchase Price"). The purchase price for each ADS purchased in the Offer will be Y745 in cash (the "ADS Purchase Price" and, together with the Common Stock Purchase Price, the "Purchase Price"). The ADS Purchase Price will be equal to one-half of the Common Stock Purchase Price (because each ADS represents one-half of one Share) and will be payable in and converted into U.S. dollars using the noon buying rate in New York City for cable transfers of yen announced for customs purposes by the Federal Reserve Bank of New York on the date of settlement of the Offer in Japan (the "Common Stock Settlement Date"), which is presently anticipated to be not later than six trading days after the expiration of the Offer in Japan (or, if necessary for administrative convenience, on the business day next preceding the Common Stock Settlement Date). The ADSs are evidenced by American Depositary Receipts ("ADRs"). There will be deducted from the Purchase Price paid to each holder any U.S. backup withholding and Japanese income taxes which may be required to be withheld. The Offer is for all Shares of AJL or any lesser number of Shares tendered and not withdrawn. With respect to the Common Stock, the Offer will expire in Japan, unless extended, on December 17, 1999, and, with respect to the ADSs, it will expire outside of Japan, unless extended, at 12:00 midnight, New York City time, on December 17, 1999. The Offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 18, 1999 (the "Offer to Purchase"), and in a related Letter of Transmittal (the "Letter of Transmittal," which, together with the Offer to Purchase, constitutes the Offer). Copies of the Offer to Purchase and the related Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2), respectively, hereto. As of August 31, 1999, there were approximately 144,025,800 shares of Common Stock held by approximately 18,372 record holders of Common Stock, including 663 record holders of ADSs issued and outstanding. The information set forth in "Introduction" in the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in "The Offer -- Market Information; Exchange Rates; Dividends and Dividend Policy" in the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

     (a) - (d), (g) This Statement is filed by Purchaser. The information set forth in "The Offer -- Certain Information Regarding Purchaser" in the Offer to Purchase and in Schedule I -- "PURCHASER DIRECTORS; AJL EXECUTIVE OFFICERS AND DIRECTORS" thereto is incorporated herein by reference.

     (e) - (f) During the past five years, none of Purchaser's directors (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS, OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a) - (b) The information set forth in "Introduction, "Special Factors -- The Offer, Related Transactions;

Agreement" and "The Offer -- Background of the Offer; Contacts with AJL" in the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) - (b) The information set forth in "The Offer -- Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference.

     (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a), (d), (f) The information set forth in "Introduction," "Special Factors -- The Offer, Related Transactions; Agreement," "Special
Factors -- Purpose of the Offer; Related Transactions," "Special
Factors -- Certain Effects of the Offer and Agreement," "The Offer -- Market Information; Exchange Rates; Dividend and Dividend Policy" and "The
Offer -- Certain Effects of the Offer" in the Offer to Purchase is incorporated herein by reference.

     (b) - (c), (e), (g) Not applicable.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) - (b) The information set forth in "Introduction," "Special
Factors -- The Offer, Related Transactions; Agreement," "Special
Factors -- Interests of Certain Persons," "The Offer -- Interests of Certain Persons" and "The Offer -- Transactions and Agreements Concerning the Shares" in the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in "Introduction," "Special Factors -- The Offer, Related Transactions; Agreement," "The Offer -- Background of the Offer; Contacts with AJL" and in "The Offer -- Transactions and Agreements Concerning the Shares" in the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in "Introduction," "The Offer -- Fees and Expenses" and in "The Offer -- Miscellaneous" in the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     Not applicable.

ITEM 10. ADDITIONAL INFORMATION.

     (a) The information set forth in "Introduction" and "Special
Factors -- Interests of Certain Persons" in the Offer to Purchase is incorporated herein by reference.

     (b) The information set forth in "The Offer -- Certain Legal Matters; Regulatory Approvals" in the Offer to Purchase is incorporated herein by reference.

     (c) Not applicable.

     (d) The information set forth in "The Offer -- Certain Effects of the Offer" in the Offer to Purchase is incorporated herein by reference.

     (e) Not applicable.

     (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

(a)   (1)    Form of Offer to Purchase, dated November 18, 1999.
      (2)    Form of Letter of Transmittal.
      (3)    Form of Letter to Brokers, Dealers, Commercial Banks, Trust
             Companies and Other Nominees.
      (4)    Form of Letter to Clients for Use by Brokers, Dealers,
             Commercial Banks, Trust Companies and Other Nominees.
      (5)    Form of Guidelines for Certification of Taxpayer
             Identification Number on Substitute Form W-9.
      (6)    Form of Letter to AJL's Holders of Common Stock and ADSs.
      (7)    Form of Press Release "Amway Japan's Principal Shareholders
             to Commence Tender Offer For Outstanding Public Shares"
             issued by AJL and the Principal Shareholders on November 15,
             1999.
      (8)    Form of English translation of Additional Information to the
             Press Release on November 15, 1999.
      (9)    Form of English translation of Notice of Approval of Tender
             Offer, dated November 15, 1999.
     (10)    Form of English translation of Announcement of Approval of
             Tender Offer, dated November 15, 1999.
     (11)    Form of English translation of Announcement of Merger, dated
             November 15, 1999.
     (12)    Form of Statement for AJL Distributors, dated November 15,
             1999.
     (13)    Form of Statement for AJL Employees on Electronic Bulletin
             Board, dated November 15, 1999.
     (14)    Form of Communications to Amway Distributors, dated November
             15, 1999.
     (15)    Form of Tender Offer Announcement to Amway Management and
             Employees, dated November 15, 1999.
     (16)    Form of Memorandum to Diamonds and Direct Distributors,
             dated November 16, 1999.
     (17)    Form of Press Release "Amway Japan's Principal Shareholders
             Commence Tender Offer For Outstanding Public Shares" issued by AJL and the Public Shareholders on November 18, 1999.
     (18)    Form of English translation of Report of Announcement of
             Opinion, dated November 18, 1999.
     (19)    Form of English translation of the Public Notice, dated
             November 18, 1999.
     (20)    Form of Summary Advertisement published on November 18,
             1999.
     (21)    Form of English translations of Japanese Tender Offer
             Explanatory Statement and Tender Offer Application Form,
             dated November 18, 1999.
     (22)    Form of Trustee Direction Form from the 401(k) Trustee.
     (23)    Form of Letter to Participants of the 401(k) Plan.
(b)   (1)    Form of Senior Bank Financing Commitment Letter among
             Purchaser, ALAP, Apple Hold Co., L.P., New AAP Limited,
             Amway Corporation and Morgan Guaranty Trust Company of New
             York, Tokyo Branch, dated November 15, 1999.
      (2)    Form of Term Sheet Regarding the Credit Facility.
(c)   (1)    Form of Tender Offer Agreement, dated November 15, 1999, by and among AJL, Purchaser and ALAP.
      (2)    Form of Shareholder and Voting Agreement, by and among ALAP,
             Purchaser and Certain Shareholders of AJL, dated as of
             November 15, 1999.
      (3)    Form of English translation of Memorandum Regarding Merger between Purchaser and AJL, dated November 15, 1999.
(d)          Not Applicable.
(e)          Not Applicable.
(f)          Not Applicable.
(g)          Consent of Deloitte Touche Tohmatsu.
(h)          Power of Attorney for Purchaser.

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 18, 1999  N.A.J. CO., LTD

                                          By: /s/ Lawrence M. Call
                                            ------------------------------------
                                                Name: Lawrence M. Call
                                                Title: Attorney-in-Fact

                                 EXHIBIT INDEX

EXHIBIT NO.                            DESCRIPTION
-----------                            -----------
(a)   (1)      Form of Offer to Purchase, dated November 18, 1999.
      (2)      Form of Letter of Transmittal.
      (3)      Form of Letter to Brokers, Dealers, Commercial Banks, Trust
               Companies and Other Nominees.
      (4)      Form of Letter to Clients for Use by Brokers, Dealers,
               Commercial Banks, Trust Companies and Other Nominees.
      (5)      Form of Guidelines for Certification of Taxpayer
               Identification Number on Substitute Form W-9.
      (6)      Form of Letter to AJL's Holders of Common Stock and ADSs.
      (7)      Form of Press Release "Amway Japan's Principal Shareholders
               to Commence Tender Offer For Outstanding Public Shares"
               issued by AJL and the Principal Shareholders on November 15,
               1999.
      (8)      Form of English translation of Additional Information to the
               Press Release on November 15, 1999.
      (9)      Form of English translation of Notice of Approval of Tender
               Offer, dated November 15, 1999.
     (10)      Form of English translation of Announcement of Approval of
               Tender Offer, dated November 15, 1999.
     (11)      Form of English translation of Announcement of Merger, dated
               November 15, 1999.
     (12)      Form of Statement for AJL Distributors, dated November 15,
               1999.
     (13)      Form of Statement for AJL Employees on Electronic Bulletin
               Board, dated November 15, 1999.
     (14)      Form of Communications to Amway Distributors, dated November
               15, 1999.
     (15)      Form of Tender Offer Announcement to Amway Management and
               Employees, dated November 15, 1999.
     (16)      Form of Memorandum to Diamonds and Direct Distributors,
               dated November 16, 1999.
     (17)      Form of Press Release "Amway Japan's Principal Shareholders
               Commence Tender Offer For Outstanding Public Shares" issued by AJL and the Public Shareholders on November 18, 1999.
     (18)      Form of English translation of Report of Announcement of
               Opinion, dated November 18, 1999.
     (19)      Form of English translation of the Public Notice, dated
               November 18, 1999.
     (20)      Form of Summary Advertisement published on November 18,
               1999.
     (21)      Form of English translations of Japanese Tender Offer
               Explanatory Statement and Tender Offer Application Form,
               dated November 18, 1999.
     (22)      Form of Trustee Direction Form from the 401(k) Trustee.
     (23)      Form of Letter to Participants of the 401(k) Plan.
(b)   (1)      Form of Senior Bank Financing Commitment Letter among
               Purchaser, ALAP, Apple Hold Co., L.P., New AAP Limited,
               Amway Corporation and Morgan Guaranty Trust Company of New
               York, Tokyo Branch, dated November 15, 1999.
      (2)      Form of Term Sheet Regarding the Credit Facility.

EXHIBIT NO.                            DESCRIPTION
-----------                            -----------
(c)   (1)      Form of Tender Offer Agreement, dated November 15, 1999, by and among AJL, Purchaser and ALAP.
      (2)      Form of Shareholder and Voting Agreement, by and among ALAP,
               Purchaser and Certain Shareholders of AJL, dated as of
               November 15, 1999.
      (3)      Form of English translation of Memorandum Regarding Merger between Purchaser and AJL, dated November 15, 1999.
(d)            Not Applicable.
(e)            Not Applicable.
(f)            Not Applicable.
(g)            Consent of Deloitte Touche Tohmatsu.
(h)            Power of Attorney for Purchaser.